FOR IMMEDIATE RELEASE

KBRIDGE ENERGY CORP.

5836 S. Pecos Road, Suite 104

Las Vegas, Nevada   89120

N E W S   R E L E A S E

Las Vegas, NV –KBridge Energy Corp. announces that, concurrent with its name change from Blue Marble Media Corp. to KBridge Energy Corp. which took place in December 2011, management has elected to change its business sector to natural resource development and related projects.  Management believes that acting in a consultancy capacity in this industry has tremendous potential for the company.

KBridge intends to facilitate global resource developers with investments from Korean companies in the energy/resource sector.  KBridge will provide resource developers with long-term funding options for successful projects, together with ongoing growth opportunities, while assisting Korean companies in securing resource supplies and advancing into the global resource industry.

With its extensive experience in the natural resource sector and existing connections in Korea and North America, KBridge introduced Korean Electric Power Corporation (“KEPCO”),  to Strathmore Minerals Corp. (“STM”), and assisted the companies to enter into a definitive agreement on February 1, 2012 in respect of a phased joint venture development of STM’s Gas Hills, Wyoming uranium properties (the “Properties”).  KBridge has agreed to provide advisory consulting services to Strathmore in connection with STM’s negotiations with KEPCO for an equity private placement in STM and for project financing in connection with the exploration and development of STM’s properties and signed consultant's fee agreement with STM dated February 17, 2012,

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States. Headquartered in Vancouver, British Columbia with a branch administrative office in Kelowna, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. Strathmore Minerals Corp. Common Shares are listed on the TSX under the symbol "STM" and trade on the OTCQX International electronic trading system in the United States under the symbol "STHJF".

Korea Electric Power Corporation is a Korean government-invested diversified energy company with over US$120 billion in assets. KEPCO is involved in the generation, transmission and distribution of electrical power from nuclear, hydro, coal, oil and LNG sources worldwide. KEPCO provides electricity to almost all households in Korea and operates 21 nuclear power plants in the country with seven more under development.  KEPCO has over 46,000 employees and is listed on the Korean Stock Exchange and the New York Stock Exchange. (www.kepco.co.kr).

Dated at Las Vegas, Nevada, this 24th day of February, 2012.

ON BEHALF OF THE BOARD OF

KBRIDGE ENERGY CORP.

For more information contact Lindsey Shin at (250) 979-6360.